                              SEMI-ANNUAL REPORT

                                  [ LOGO ]

                               LINDNER GOVERNMENT
                               MONEY MARKET FUND

                                 ------------
                                 PERIOD ENDED
                               DECEMBER 31, 1996
                             --------------------

                               THE LINDNER FUNDS
                                   --------
                  ADVISED BY RYBACK MANAGEMENT CORPORATION(SM)
                     LINDNER GOVERNMENT MONEY MARKET FUND

                      STATEMENT OF ASSETS AND LIABILITIES

(UNAUDITED)                                               DECEMBER 31,
                                                                  1996
ASSETS

Investment securities, at value..........................  $42,227,750
Cash.....................................................      299,925
Interest receivable......................................      309,321
Unamortized organizational expense (Note 2)..............       21,859
Other assets.............................................        3,841
                                                           -----------
    Total assets.........................................   42,862,696
                                                           -----------
LIABILITIES

Accounts payable and other liabilities:
  Fund shares redeemed...................................    2,169,112
  Dividends..............................................       88,580
  Organizational expense.................................       22,779
  Administrator fee......................................        6,890
  Management fee.........................................        5,168
  Other..................................................       13,586
                                                           -----------
    Total liabilities....................................    2,306,115
                                                           -----------
NET ASSETS...............................................  $40,556,581
                                                           ===========
NET ASSETS CONSIST OF:
Paid-in capital..........................................  $40,556,581
                                                           ===========
SHARES OF BENEFICIAL INTEREST, $1.00 PAR VALUE UNLIMITED
  SHARES AUTHORIZED, OUTSTANDING.........................   40,556,581
                                                           ===========
NET ASSET VALUE PER SHARE................................  $      1.00
                                                           ===========


              STATEMENT OF OPERATIONS

(UNAUDITED)                            PERIOD ENDED
                                       DECEMBER 31,
                                           1996<F1>

INVESTMENT INCOME
  Interest...............................  $941,304
                                           --------
EXPENSES:
  Administrator fees (Note 3)............    34,454
  Management fees (Note 3)...............    25,841
  Registration and regulatory fees.......     9,597
  Transfer agent fees (Note 3)...........     3,552
  Organizational expense (Note 2)........     1,840
  Custodian expense......................       791
  Other expenses.........................     2,096
                                           --------
    Total expenses.......................    78,171
                                           --------
      Fees paid indirectly (Note 4)......      (130)
      NET EXPENSES.......................    78,041
                                           --------
  NET INVESTMENT INCOME..................  $863,263
                                           ========

<F1> Operations commenced on July 6, 1996.

        LINDNER GOVERNMENT MONEY MARKET FUND

         STATEMENT OF CHANGES IN NET ASSETS

(UNAUDITED)                            PERIOD ENDED
                                       DECEMBER 31,
                                           1996<F1>

INCREASE IN NET ASSETS:
  Net investment income...............  $   863,263
                                        -----------
DISTRIBUTIONS TO SHAREHOLDERS:
  From net investment income..........     (863,263)
                                        -----------
FUND SHARES TRANSACTIONS:
Net increase in net assets resulting
  from fund shares transactions
  (Note 5)............................   40,556,581
                                        -----------
NET ASSETS:
TOTAL INCREASE........................   40,556,581
Net Assets at the Beginning of the
  Period..............................            0
                                        -----------
NET ASSETS AT THE END OF THE PERIOD...  $40,556,581
                                        ===========

<F1> Operations commenced on July 6, 1996.

                FINANCIAL HIGHLIGHTS

(UNAUDITED)                           PERIOD ENDED
                                      DECEMBER 31,
                                          1996<F1>

PER SHARE OPERATING DATA:
Net asset value, beginning of period......  $ 1.00
Income from investment operations.........    0.02
Dividends to shareholders.................   (0.02)
                                            ------
Net asset value, end of period............  $ 1.00
                                            ======
TOTAL RETURN, AT NET ASSET VALUE<F2>......    2.50%
                                            ======
RATIOS/SUPPLEMENTAL DATA:
Net assets, end of period (in millions)...  $ 40.5
Average net assets (in millions)..........  $ 32.9
Ratios to average net assets:
  Net investment income...................    2.62%
  Expenses................................    0.24%

<F1> Operations commenced on July 6, 1996.

<F2> Assumes a hypothetical initial investment on the business day before the first day of the fiscal period with all dividends reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Total returns are not annualized for periods of less than one full year. Total returns reflect changes in net investment income only.

                     LINDNER GOVERNMENT MONEY MARKET FUND

                       NOTES TO THE FINANCIAL STATEMENTS

(UNAUDITED)                                                   DECEMBER 31, 1996

1. Organization and Significant Accounting Policies

   Lindner Investments, a Massachusetts business trust (the "Funds"), is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. Lindner Government Money Market Fund (the "Fund") is a separate series of Lindner Investments which invests primarily in United States government obligations. The Fund began operations on July 6, 1996. The Fund's investment objective is to achieve a high level of current income consistent with preservation of capital and liquidity by investing in a portfolio of high-quality, short-term "Government Money Market" instruments. The Fund's investment adviser is Ryback Management Corporation (the Adviser).

   The following is a summary of significant accounting policies followed by the Fund.

   Investment Valuation

     Investment securities are valued using either the amortized cost method, whereby investments purchased at discount or premium are valued by amortizing the difference between the original purchase cost and maturity value of the issue over the period to maturity, or at original cost. Both methods approximate current value.

   Investment Transactions

     Investment transactions are accounted for on the date purchased or sold. Realized gains and losses (if any) on investments are determined on a first-in, first-out cost basis, which is the same basis used for federal income tax purposes.

   Investment Income

     Interest income is recorded on the accrual basis and includes amortization of premiums and discounts.

   Repurchase Agreements

     Securities pledged as collateral for repurchase agreements are held by the Federal Reserve Bank and are designated as being held on the Fund's behalf by their custodian under a book-entry system. The Fund monitors the adequacy of the collateral daily and can require the seller to provide additional collateral in the event the market value of the securities pledged falls below the repurchase agreement.

   Income Taxes

     It is the policy of the Fund to distribute all taxable income to shareholders and to otherwise qualify as a regulated investment company under provisions of the Internal Revenue Code. Accordingly, no provision has been made for federal or state taxes.

   Distributions to Shareholders

     The Fund's dividends are declared daily from the total of net investment income on portfolio securities, and distributed monthly. Income distributions are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments in the recognition of income and expense items for financial statement and tax purposes.

   Use of Management Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported

                     LINDNER GOVERNMENT MONEY MARKET FUND

(UNAUDITED)                                                   DECEMBER 31, 1996

     amounts of revenues and expenses during the reporting period may also be affected by the estimates and assumptions management is required to make. Actual results may differ from those estimates.

2. Organizational Expense

   The Fund had expenses in connection with the organization and registration of the Fund totaling $23,699 which are being amortized and reimbursed to the Adviser on a straight line basis over a period of five years. Accumulated amortization and organizational expense of these costs for the period ended December 31, 1996, was $1,840.

3. Fees and Other Transactions with Affiliates

   The management fee from the Fund is payable monthly to the Adviser at the annual percentage rate of 0.15% of daily net asset values averaged monthly (before reimbursement of expenses to the Fund, if any) of the Fund.

   As administrator, Ryback Management administers the Fund's corporate affairs, subject to the supervision of the Fund's Trustees and, in connection therewith, furnishes the Fund with office facilities, together with ordinary clerical and shareholder services. The administrator fee from the Fund is payable monthly to Ryback Management at the annual percentage rate of 0.20% of daily net asset values averaged monthly of the Fund.

   Annual operating and management expenses for the Fund, excluding taxes and interest, may not exceed the most stringent limitation imposed by state law on expense limitations in a state in which the Fund's shares are qualified for sale. Additionally, the Adviser has voluntarily agreed to waive its administrative service fee to the extent necessary to cause the Fund's annual total operating expenses to be not more than 0.50% of the Fund's average net assets during the year. As of December 31, 1996, such a fees waiver was not elected.

   Ryback Management Corporation, acting as stock transfer agent and dividend disbursing agent for the Fund, is compensated at a rate of 83 cents per shareholder account per month. During the period ended December 31, 1996, transfer agent fees of $3,516 were paid to Ryback Management Corporation by the Fund.

   Certain officers and directors of the Fund are affiliates of Ryback Management Corporation.

4. Expense Offset Arrangements

   The Fund has an arrangement whereby custodian expenses are reduced by maintaining a compensating balance with the custodian. The Fund could have invested the assets used by the custodian in an income-producing asset if it had not agreed to a reduction in fees under the expense offset arrangement. In the Statement of Operations and expense ratio in the Financial Highlights, total expenses include the expense which had been offset. For the period ended December 31, 1996, expenses have been increased for financial statement presentation by $130.

5. Transactions of fund shares were as follows:

                                                PERIOD ENDED
                                           DECEMBER 31, 1996
                             -------------------------------
                                   SHARES             AMOUNT
      Sold..............      153,571,537       $153,571,537
      Dividend
        reinvested......          346,005            346,005
      Redeemed..........     (113,360,960)      (113,360,960)
                             ------------       ------------
        Net increase....       40,556,581       $ 40,556,581
                             ============       ============

                     LINDNER GOVERNMENT MONEY MARKET FUND

                            SCHEDULE OF INVESTMENTS

(UNAUDITED)                                         DECEMBER 31, 1996
                                           --------------------------
                                                   FACE         VALUE
                                                 AMOUNT    SEE NOTE 1

U.S. GOVERNMENT AGENCY
  SECURITIES (80.12%)
    FFCB, floating rate, 4/1/97............  $1,000,000   $   999,996
    FFCB, 5.93%, 7/1/97....................     750,000       750,122
    FFCB, 11.90%, 11/20/97.................   1,750,000     1,835,519
    FFCB, floating rate, 11/26/97..........   1,000,000       999,716
    FHLB, discount note, 1/3/97............   1,000,000       999,697
    FHLB, discount note, 1/9/97............   1,000,000       998,839
    FHLB, discount note, 1/16/97...........   1,000,000       997,754
    FHLB, 4.52%, 2/7/97....................   1,000,000       998,712
    FHLB, 6.85%, 2/25/97...................     435,000       435,721
    FHLB, 7.65%,3/25/97....................   1,070,000     1,074,447
    FHLB, discount note, 4/10/97...........     250,000       246,191
    FHLB, floating rate, 4/10/97...........   1,000,000     1,000,988
    FHLB, 6.52%, 4/24/97...................      25,000        25,071
    FHLB, 6.65%, 5/19/97...................      60,000        60,274
    FHLB, 5.935%, 6/6/97...................      50,000        50,072
    FHLB, 5.84%, 9/897.....................      25,000        25,034
    FHLB, 5.37%, 9/22/97...................      35,000        34,929
    FHLB, 5.87%, 10/03/97..................   1,000,000     1,002,622
    FHLB, 5.36%, 12/15/97..................     100,000        99,725
    FHLB, 7.89%, 12/23/97..................      50,000        51,024
    FHLMC, discount note, 1/2/97...........   6,500,000     6,498,971
    FHLMC, 8.2%, 1/16/98...................     500,000       500,469
    FNMA, discount note, 1/9/97............   1,000,000       995,936
    FNMA, 7.68%, 1/27/97...................     150,000       150,197
    FNMA, 6.75%, 4/22/97...................     100,000       100,234
    FNMA, floating rate, 4/25/97...........   1,000,000     1,000,000
    FNMA, medium term, 5/20/97.............   1,000,000       978,457
    FNMA, 5.47%, 6/20/97...................   1,750,000     1,749,775
    FNMA, 8.8%, 7/25/97....................      30,000        30,474
    FNMA, 5.53%, 8/1/97....................   1,000,000       999,600
    FNMA, floating rate, 9/2/97............   1,000,000       999,340
    FNMA, 9.55%, 9/10/97...................     500,000       512,969
    FNMA, 5.79%, 11/14/97..................     100,000        99,828
    FNMA, 7.51%, 11/14/97..................      40,000        40,536
    FNMA, 6.05%, 11/10/97..................     155,000       155,493
    FNMA, 6.45%, 12/8/97...................      95,000        95,638
    SLMA, floating rate, 1/23/97...........   1,000,000     1,000,140
    SLMA, 5.28657%, 2/14/97................     150,000       150,042
    SLMA, floating rate, 4/21/97...........     500,000       500,637
    SLMA, floating rate, 10/1/97...........   1,000,000       999,673
    SLMA, floating rate, 11/20/97..........     800,000       800,624
    TVA, 6.00%, 1/15/97....................   1,450,000     1,450,264
U.S. Government Agency Securities..........               $32,495,750
                                                          ===========

                     LINDNER GOVERNMENT MONEY MARKET FUND

(UNAUDITED)                                         DECEMBER 31, 1996
                                           --------------------------
                                                   FACE         VALUE
                                                 AMOUNT    SEE NOTE 1

TEMPORARY CASH INVESTMENTS (24.00%)
Repurchase Agreements
  (Collaterlized by U.S. Government Agency
  Obligations)
  Donaldson, Lufkin & Jenrette
    Corporation dated 12/31/96,
    6.77%, due 1/2/97......................  $9,732,000   $ 9,732,000
                                                          -----------
  Total Investments
    (Cost $42,227,750).....................     104.12%   $42,227,750
  Excess of Other Liabilities
    over Assets............................      -4.12%    (1,671,170)
                                                          -----------
  Net Assets...............................     100.00%   $40,556,581
                                                          ===========

Note 1
  FFCB = Federal Farm Credit Bank
  FHLB = Federal Home Loan Banks
  FHLMC = Federal Home Loan Mortgage Corporation
  FNMA = Federal National Mortgage Association
  SLMA = Student Loan Marketing Association
  TVA = Tennessee Valley Authority

                     LINDNER GOVERNMENT MONEY MARKET FUND

                              MANAGEMENT COMMENT

Dear Fellow Shareholders:

July 6, 1996 marked the birth of the Lindner Government Money Market Fund. The timing could not have been more perfect. Investors were rattled by the recent decline in the market. While we have always encouraged our shareholders to remain invested in our equity portfolios, we realized that many felt more comfortable weathering the storms in a money market fund.

We take the same care in managing Lindner Government Money Market Fund as we do with our other funds and remain positive about its yield and performance compared to other government money market funds.

At December 31, 1996, the Lindner Government Money Market Fund reported a 7-day net yield of 5.11% and a 30-day net yield of 5.07%. This performance placed the Lindner Government Money Market Fund in the top ten percent of approximately 115 funds with similar investment parameters, as reported in the IBC Money Fund Report, ranking fifth in 7-day net yield and sixth in 30-day net yield.

The portfolio of the Lindner Government Money Market Fund consists of bonds issued by agencies of the U.S. government and repurchase agreements backed by such securities. Although the Fund is conservatively managed to provide adequate liquidity and safety for shareholders, the Fund's managers seek out opportunities to maximize the return on the Fund. For instance, care is taken to purchase securities for the Fund which are advantageously priced. Each security under consideration for purchase by the Fund are subject to in-depth analysis, both on the merits of the individual security and on the potential impact on the portfolio as a whole. The portfolio is constructed with a "laddering" of maturities in mind, in order to provide both a constant stream of liquidity and to take advantage of higher yields at longer maturities. Also, the Fund uses securities on which the coupon rate periodically resets in order to insulate the Fund from dramatic changes in interest rates.

Respectfully submitted,

/S/ Eric E. Ryback
Eric E. Ryback
President